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                             NEW TAOHUAYUAN CULTURE
                                TOURISM CO., LTD.

                                1# DONGFENG ROAD
                   XI'AN WEIYANG TOURISM DEVELOPMENT DISTRICT
                                  XI'AN, CHINA
                                0086-29-86671555

                                November 10, 2005

David H. Roberts
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

        Re:       New Taohuayuan Culture Tourism Co., Ltd.
                  Form SB-2
                  SEC File No. 333-121187


     New Taohuayuan Culture Tourism Co., Ltd. (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to November 14, 2005, 3:00 p.m. Eastern time, or as soon as practicable thereafter.

     The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

                                        Very Truly Yours,


                                        /s/ CAI DAN MEI
                                        ---------------------------------------
                                        Cai Dan Mei,
                                        Chief Executive Officer